SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{X} Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 2001

Or

{   } Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from __________________ to __________________

          Commission file number 1-16091

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.A. HANNA COMPANY 401(K) AND RETIREMENT PLAN AND TRUST

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
Suite 36-5000, 200 Public Square
Cleveland, Ohio 44114-2403

FINANCIAL STATEMENTS AND EXHIBITS

		Page No.
		(in this
		Report)
(a)	Financial Statements

	Report of Independent Auditors	1

	Statements of Net Assets Available for Benefits - December 31, 2001 and 2000	2

	Statement of Changes in Net Assets Available for Benefits - For the Year ended December 31, 2001	3

	Notes to Financial Statements - Years ended December 31, 2001 and 2000	4-10

	Supplemental Schedules	10-11

(b)	Exhibit(s)

	Consent of Independent Auditors	13

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.A. HANNA COMPANY 401(k) AND RETIREMENT PLAN AND TRUST

Date: June 28, 2002	By:	PolyOne Corporation Committee for Employee Benefits Administration

		By:	/s/ W. David Wilson (Signature) W. David Wilson Vice President and Chief Financial Officer PolyOne Corporation

Audited Financial Statements and Supplemental Schedules

M.A. Hanna Company
401(k) and Retirement Plan and Trust

December 31, 2001 and 2000 and the Year ended December 31, 2001 with Report of Independent Auditors

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedules

December 31, 2001 and 2000 and the
Year ended December 31, 2001

Report of Independent Auditors

PolyOne Corporation
Committee for Employee Benefits Administration

We have audited the accompanying statements of net assets available for benefits of the M.A. Hanna Company 401(k) and Retirement Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the M.A. Hanna Company 401(k) and Retirement Plan and Trust at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio June 12, 2002	/s/Ernst & Young LLP

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets

Investments, at fair value	$168,882,879	$184,797,197

Receivables:

Participant contributions	20,590	161,732

Employer contributions	3,806,388	4,598,469

Net pending sales	—	133,259

Total receivables	3,826,978	4,893,460

Total assets	172,709,857	189,690,657

Liabilities

Net pending purchases	17,433	—

Net assets available for benefits	$172,692,424	$189,690,657

See accompanying notes.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions

Investment income:

Dividends	$2,051,262

Interest	1,254,599

3,305,861

Contributions:

Participant	7,149,237

Employer	6,538,589

Rollovers	291,022

13,978,848

Total additions	17,284,709

Deductions

Benefits paid directly to participants	29,023,837

Administrative expenses	40,107

Total deductions	29,063,944

Net depreciation in fair value of investments	5,218,998

Net decrease	(16,998,233)

Net assets available for benefits:

Beginning of year	189,690,657

End of year	$172,692,424

See accompanying notes.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements

December 31, 2001 and 2000 and
Year ended December 31, 2001

1. Summary Description of the Plan

The following summary description of the M.A. Hanna Company 401(k) and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is administered by the PolyOne Corporation Committee for Employee Benefits Administration.

General

The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor). The Company was formed by the consolidation of The Geon Company and M.A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering substantially all employees of the M.A. Hanna Plastic Group, Inc. and M.A. Hanna Resin Distribution Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to contribute a portion of their compensation not to exceed the lesser of 15% of such compensation or $10,500 for 2001. Additionally, participants may roll over distributions from other qualified pension or profit sharing plans.

The Plan currently provides for a Company matching contribution equal to 50% for each $1 contributed, on the first 6% of eligible employee compensation. One half of the employer match is automatically directed to the PolyOne Stock Fund. In addition, the Company may make discretionary profit sharing contributions to the Plan on behalf of participants employed by the Company on the last day of the year, or who ceased being a participant during the year due to retirement, disability, death or a reduction in workforce. The amount, if any, is determined by the Company, and is allocated to participants in direct proportion to their compensation. The discretionary profit sharing contribution was $3,801,561 for 2001.

Employee contributions and the discretionary profit sharing contribution may be allocated by participants among the investment options offered by the Plan. Additionally, every two years at a date specified by the Plan agreement, the Company matching contribution initially invested in the PolyOne Stock Fund becomes unrestricted and participants may direct such amounts to other investment funds.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) plan income and is charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participant’s nonvested accounts are used to pay administrative expenses or reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their account balances, except for discretionary profit sharing contributions. Discretionary profit sharing contributions vest over a period of five years, beginning with 20% after one year of service and increasing 20% each year thereafter. A participant’s entire account balance becomes fully vested upon normal retirement (age 65), disability, death or a reduction in the workforce.

Loans to Participants

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account (excluding amounts relating to discretionary profit sharing contributions) balance or $50,000 subject to certain DOL and IRS requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may elect hardship withdrawals from the participant’s salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested percentage of Company matching and discretionary profit sharing contributions. All non-vested portions will be forfeited immediately and may be used to pay administrative expenses and reduce future discretionary profit sharing contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees which are credited to participant accounts.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value, as determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average cost method.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31

	2001	2000

J.P. Morgan SmartIndex Collective Fund	$41,970,044	$54,882,300

American Century Strategic Allocation Moderate Fund	23,718,477	26,036,058

American Century Ultra Fund	27,509,982	35,617,509

J.P. Morgan Prime Money Market Fund	20,407,055	18,887,493

PolyOne Corporation Common Stock*	23,019,631	15,124,101

J.P. Morgan Institutional Bond Fund	11,785,822	11,818,380

American Century International Growth Fund		10,107,462

*	Nonparticipant – directed

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Common/collective trust fund	$(6,137,050)

Mutual funds	(8,655,710)

Common stock	9,796,012

Brokerage account	(222,250)

$(5,218,998)

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31

	2001	2000

Net assets:

Assets:

Investments at fair value:

PolyOne Corporation Common Stock	$23,019,631	$15,124,101

Money market funds	3,179	143,767

Contribution receivable	211,674	308,234

Net pending purchases	—	33,546

	23,234,484	15,609,648

Liabilities:

Net pending sales	17,433	—

	17,433	—

Net assets	$23,217,051	$15,609,648

Year ended
December 31,
2001

Changes in net assets:

Additions:

Interest and dividend income	$622,212

Contributions	2,162,090

Net appreciation in fair value of investments	9,796,012

Deductions:

Withdrawals and distributions	2,501,968

Net transfers to participant-directed investments	2,470,512

Other	431

Net increase	$7,607,403

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 30, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

EIN: 34-1730488      Plan Number: 014

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identify of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost**	Value

PolyOne Corporation *	Common stock: 2,348,942 shares	$9,250,622	$23,019,631

J.P. Morgan *	Prime Money Market Fund		20,407,055

	Institutional Bond Fund		11,785,822

	SmartIndex Collective Fund		41,970,044

American Century *	Equity Income Fund		7,228,643

	International Growth Fund		6,342,025

	Strategic Allocation Moderate Fund		23,718,477

	Ultra Fund		27,509,982

Brokerage Account	Various Invesmtents		1,233,322

UMB Bank	Scout Prime I Fund	3,179	3,179

Participant Loans *	At interest rates ranging from 5.28% to 10.50%		5,664,699

			$168,882,879

*	Indicates party-in-interest to the Plan

**	Historical cost provided only for nonparticipant-directed investments.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

EIN: 34-1730488      Plan Number: 014

Schedule H, Line 4(j)—Schedule of Reportable Transactions

For the year ended December 31, 2001

				Current Value
				of Asset on
	Purchase		Cost of	Transaction	Net Gain
Description of Assets	Price	Selling Price	Asset	Date	(Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets

PolyOne Corporation Common Stock	$8,571,669		$8,571,669	$8,571,669

		$10,292,577	12,562,957	10,292,577	$(2,270,380)

     There were no category (i), (ii) or (iv) reportable transactions during 2001.